UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Viral Genetics, Inc.
Name of Issuer

Common Stock, $0.0001 par value
Title of Class of Securities

92764R 10 3
CUSIP Number

John D. Lefebvre
P.O. Box N7120
Nassau, Bahamas

(______)_____________________
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

November 17, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92764R 10 3	Schedule 13 D	Page 2 of 5

1.	NAME OF REPORTING PERSON, AND
I.R.S. IDENTIFICATION NO. OF REPORTING PERSONS (ENTITIES ONLY):

John D. Levebvre

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [_] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: PF - Personal Funds

5.	CHECK BOX [_] IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Canadian citizen

NUMBER OF	7.	SOLE VOTING POWER
SHARES		12,000,000 shares (1)
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		-0- shares
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		12,000,000 shares (1)
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		-0- shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12,000,000 shares

12.	CHECK BOX [_] IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.9%

14.	TYPE OF REPORTING PERSON: IN Individual

(1)     Includes 8,000,000 common shares and warrants to purchase 4,000,000 common shares at a price of $1.00 share over a term of two years.

2

CUSIP No. 92764R 10 3	Schedule 13 D	Page 3 of 5

Item 1.   Security and Issuer

Title of Class of Equity Securities:

Common Stock, Par Value $0.0001

Name and Address of Principal Executive Offices of the Issuer:

Viral Genetics, Inc. 1321 Mountain View Circle Azusa, CA 91702

Item 2.   Identity and Background

(a) Name:

John D. Lefebvre

(b) Residence or business address:

P.O. Box N7120 Nassau, Bahamas

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Private Investor

(d) Conviction of a Criminal Proceeding (excluding traffic violations or similar

None

(e) Party to a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws:

None

(f) Citizenship:

Canadian

CUSIP No. 92764R 10 3	Schedule 13 D	Page 4 of 5

Item 3:   Source and Amount of Funds or Other Consideration:

Personal funds in the amount of $2,000,000 were used to purchase 8,000,000 common shares and warrants to purchase 4,000,000 common shares at a price of $1.00 share over a term of two years.

Item 4.   Purpose of Transaction:

The reporting person acquired the shares of Viral Genetics reported herein for investment purposes. At this time, he has no intention of acquiring additional shares of Viral Genetics reported herein, although he reserves the right to make additional purchases from time to time. Any decision to make such additional purchase will depend, however, on various factors, including, without limitation, the price of the stock, stock market conditions and the business prospects of Viral Genetics. The reporting person has no present intention, arrangement or understanding to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

Item 5.    Interest in Securities of the Issuer:

(a)	The reporting person would be the beneficial owner of 12.9% of the issued and outstanding shares of Viral Genetics, assuming he exercised his purchase rights under the warrants. The percentage is computed using an aggregate of 8,000,000 common shares purchased and 4,000,000 common shares issuable on exercise of the warrants plus the 80,893,446 shares of common stock outstanding at November 18, 2004.

(b)	Sole Voting Power: 12,000,000 shares Sole Dispositive Power: 12,000,000 shares Shared Voting Power: -0- shares Shared Dispositive Power: -0- shares

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

CUSIP No. 92764R 10 3	Schedule 13 D	Page 5 of 5

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

The reporting person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

None

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated November 22, 2004	/s/ John D. Lefebvre
John D. Lefebvre